

07001359 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65314

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bluffview Capital, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 440
(No. and Street)

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phyllis Riggins ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluffview Capital, LP ______________________________, as of December 31 __________, 2006, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



TAMMY L. NELSON
MY COMMISSION EXPIRES
November 8, 2010

Phyllis B. Riggins
Signature

President
Title

Tammy L. Nelson
Notary Public 2/22/2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Partners' capital or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BLUFFVIEW CAPITAL, LP

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

BLUFFVIEW CAPITAL, LP

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bluffview Capital, LP

We have audited the accompanying statement of financial condition of Bluffview Capital, LP, (a limited partnership) (the "Partnership") as of December 31, 2006, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluffview Capital, LP, as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 12, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

BLUFFVIEW CAPITAL, LP
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 283,173
Accounts receivable	48,219
Investment in limited partnership	50,000
Property, equipment and leasehold improvements– net	61,386
	$ 442,778

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 17,008
Liabilities subordinated to claims of general creditors – related party	500,000
	517,008
Partners' capital (deficit)	(74,230)
	$ 442,778

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Fee income	$1,008,881
Interest income	6,851
	1,015,732
Expenses	
Compensation and benefits	964,516
Communications	24,707
Occupancy and equipment costs	240,337
Promotional costs	13,509
Regulatory fees and expenses	2,170
Interest expense	43,823
Other expenses	91,566
	1,380,628
Income (loss) before income tax expense	(364,896)
Income tax expense	-0-
Net income (loss)	$ (364,896)

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2006

	General Partner	Limited Partner	Total
Balances at December 31, 2005	$ 49	$ 290,617	$ 290,666
Net income (loss)	(74,279)	(290,617)	(364,896)
Balances at December 31, 2006	$(74,230)	$ -0-	$ (74,230)

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at December 31, 2005	$ 300,000
Increases	200,000
Decreases	-0-
Balance at December 31, 2006	$ 500,000

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW CAPITAL, LP
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income (loss)	$ (364,896)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	20,811
Loss on abandonment of leasehold improvements	9,749
Change in operating assets and liabilities:	
Decrease in accounts receivable	8,450
Decrease in other assets	31,986
Decrease in accounts payable and accrued expenses	(95,535)
Net cash provided (used) by operating activities	(389,435)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Increase in liabilities subordinated to claims of general creditors	200,000
Net cash provided (used) by financing activities	200,000
Net decrease in cash	(189,435)
Cash at beginning of year	472,608
Cash at end of year	$ 283,173

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 43,823
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Bluffview Capital, LP (the "Partnership") was formed under the laws of the State of Texas. The Partnership consists of a managing general partner, and a limited partner. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated in proportion to the partnership percentages of the partners. As well, the general partner will determine the aggregate amounts and the times any distributions will be made. The limited partner is not personally liable for any obligations of the Partnership and its capital account cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Partnership operates under (SEC) Rule 15c3-3(k)(2)(i). The Partnership is engaged in a single line of business as a securities broker-dealer, dealing in mergers, acquisitions, and the private placement of securities. Substantially all of the Partnership's business is conducted with customers located in the United States.

Fee income includes income earned for services provided relating to consulting, placements, and mergers and acquisitions.

Investment in limited partnership is carried at cost.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter.

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

Note 1 - Summary of Significant Accounting Policies, continued

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Partnership had net capital of approximately $266,165 and net capital requirements of $5,000. The Partnership's ratio of aggregated indebtedness to net capital was .06 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements and related accumulated amortization/depreciation is as follows.

	Cost	Accumulated Amortization/ Depreciation	Net
Property, equipment and leasehold improvements	$ 156,869	$ 95,483	$ 61,386

Amortization/depreciation expense for the year ended December 31, 2006 was $20,811 and is shown in occupancy and equipment cost.

BLUFFVIEW CAPITAL, LP
Notes to Financial Statements
December 31, 2006

Note 5 - Employee Benefits

The Partnership has a 401(k) Profit Sharing Plan, whereby all employees may voluntarily contribute up to 25% of compensation subject to a maximum of $15,000. The Partnership may contribute up to 100% of the employee's contribution. Employee's vest into the employer contribution over 2 years. The Partnership contributed $-0- to the plan for the year ending December 31, 2006.

Note 6 - Concentration Risk

At December 31, 2006, and at various other times throughout 2006, the Partnership had cash balances in excess of Federally insured limits. Cash accounts at banks are insured by the FDIC up to $100,000.

Note 7 - Lease Commitments

The Partnership has entered into a long-term lease commitment for office space and equipment rental. The aggregate future minimum rentals under these operating lease agreements are summarized as follows:

Year Ending December 31,	Office Space	Equipment Rental	Total
2007	$ 151,855	$ 3,156	$ 155,011
2008	151,855	3,156	155,011
2009	151,855	3,156	155,011
2010	151,855	3,156	155,011
2011	50,618	1,578	52,196
	$ 658,038	$ 14,202	$ 672,240

Rent expense for office space and equipment rental was $132,273 and $7,676, respectively, for the year ended December 31, 2006.

Note 8 - Subordinated Borrowings - Related Party

Borrowings under subordination agreements at December 31, 2006 are as follows:

Subordinated note to related party - 10.36% due August 30, 2008	$ 300,000
Subordinated note to related party- 10.36% due June 30, 2009	200,000
	$ 500,000

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest paid the related party was $43,823 for the year ended December 31, 2006.

Note 9 - Liquidity

The Company has sustained an operating loss. The Company has been able to maintain adequate liquidity through the issuance of subordinated debt. As stated in Note 2, the Company had net capital of $266,165 as of December 31, 2006. At that date, the Company had cash and receivables in excess of liabilities of $314,384. Management does not anticipate any loss to be incurred during 2007.

Management had taken steps to increase revenue and reduce operating expenses. Management also believes that it will be able to attract additional capital as needed during 2007. There are no assurances that management will be able to increase revenue, reduce expenses or procure additional capital in amounts necessary to provide adequate capital with which to operate.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2006

Schedule I

BLUFFVIEW CAPITAL, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital		$ (74,230)
Add:		
Liabilities subordinated to claims of general creditor		500,000
Total capital and allowable subordinated liabilities		425,770
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable	$ 48,219	
Investment in limited partnership	50,000	
Property, equipment and leasehold improvements, net	61,386	(159,605)
Net capital before haircuts on securities positions		266,165
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 266,165

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 17,008
Total aggregate indebtedness	$ 17,008

Schedule I (continued)

BLUFFVIEW CAPITAL, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,134
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 261,165
Excess net capital at 1000%	$ 264,464
Ratio: Aggregate indebtedness to net capital	.06 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

BLUFFVIEW CAPITAL, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2006

END